LIQTECH INTERNATIONAL, INC.
Industriparken 22C

DK2750 Ballerup, Denmark

May 10, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Ms. Priscilla Dao

Re:	LiqTech International, Inc.

Request for Acceleration of Registration Statement on Form S-3

File No. 333-262604

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LiqTech International, Inc., a Nevada corporation (the “Company”), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (File No. 333-262604), as amended and filed with the U.S. Securities and Exchange Commission on April 28, 2022 to 4:00PM ET on May 12, 2022 or as soon thereafter as practicable.

Please direct any questions or comments regarding this filing to Clayton Parker, Esq. at (305) 794-6293 of K&L Gates LLP, legal counsel to the Company.

Sincerely,

/s/ Alexander Buehler
Name: Alexander Buehler Title: Interim Chief Executive Officer